

Selina

COMPANY UPDATE

February 2024

Disclaimer

Forward-Looking Statements

This presentation includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events, and include terms such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential,” or “continue,” or the negatives of these terms or variations of them or similar terminology. In particular, statements in this presentation regarding our beliefs regarding our goals for our performance and financial results for the fiscal year ended December 31 2023, including revenue growth, achieving and sustaining positive adjusted EBITDA and operating cash flow, the efficiency of our business model, our expansion plans, our ability to leverage our brand to negotiate flexible lease terms and variable rental arrangements, our path to profitability, and our ability to obtain additional funding, restructure liabilities or sell assets to maintain operations. Such forward-looking statements are subject to risks, uncertainties (some of which are beyond our control), and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while we consider reasonable, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, without limitation: potential negative impacts on our financial results as a result of changes in travel, hospitality, and real estate markets, including the possibility that travel demand and pricing do not recover to the extent anticipated, particularly in the current geopolitical and macroeconomic environment; volatility in the capital markets; our ability to execute on our plans to increase occupancy and margins; the potential inability to meet our obligations under our commercial arrangements and debt instruments; delays in or cancellations of our efforts to develop, redevelop, convert or renovate the properties that we own or lease; challenges to the legal rights to use certain of our leased hotels; risks associates with operating a significant portion of our business outside of the United States; risks that information technology system failures, delays in the operation of our information technology systems, or system enhancement failures could reduce our revenues; changes in applicable laws or regulations, including legal, tax or regulatory developments, and the impact of any litigation or other legal or regulatory proceedings; possible delays in ESG and sustainability initiatives; the possibility that we may be adversely affected by other economic, business and/or competitive factors, including risks related to the impact of a world health crisis, such as the ongoing COVID-19 pandemic; and other risks and uncertainties described under the heading “Risk Factors” contained in the Annual Report on Form 20-F for the fiscal year ended December 31, 2022. In addition, there may be additional risks that Selina does not presently know, or that Selina currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as may be required by law, we do not undertake any duty to update these forward-looking statements.

This presentation refers to EBITDA, Adjusted EBITDA and Free Cash Flow before Debt Service or FCF, which are not prepared in accordance with the international financing reporting standards issued by the International Accounting Standards Board (“IFRS”). We believe that these non-IFRS financial measures provide useful information to investors about our business and financial performance, including the cash available for future investment activities, enhance their overall understanding of our past performance and future prospects, and allow for greater transparency with respect to metrics used by our management in its financial and operational decision making. We are presenting these non-IFRS financial measures to assist investors in seeing our business and financial performance through the eyes of management, and because management believes that these non-IFRS financial measures provide an additional tool for investors to use in comparing results of operations of our business over multiple periods with other companies in our industry. There are limitations related to the use of these non-IFRS financial measures and other companies may calculate non-IFRS financial measures differently or may use other measures to calculate their financial performance, and therefore, our non-IFRS financial measures may not be directly comparable to similarly titled measures of other companies. Thus, these non-IFRS financial measures should be considered in addition to, and not as a substitute for or superior to, measures of financial performance prepared in accordance with IFRS and should not be considered as an alternative to any measures derived in accordance with IFRS. Our investors and others are encouraged not to rely on any single financial measure, including EBITDA, Adjusted EBITDA and Free Cash Flow before Debt Service. EBITDA is defined as IFRS net profit (loss) excluding impact of income taxes, net interest expense (finance income and costs), and depreciation and amortization. Adjusted EBITDA is defined as EBITDA, excluding (i) non-operating income (expense), such as gain on net monetary position, share of profit/(loss) in associates, other non-operating income / (expense), and income from COVID-related concessions, (ii) impairment losses, (iii) non-cash compensation expense, (iv) non-recurring public company readiness costs, and (v) provision for tax risks that are non-income tax related. By applying IFRS 16, the impact of leases to our profit or loss statements is reflected as “depreciation expense on right-of-use assets” and “interest expense on lease liabilities” included within Finance Costs; the lease accounting does not impact EBITDA. Free Cash Flow before Debt Service is defined as Operating Cash Flow, minus (i) repayment of lease liabilities; and (ii) net cash used in investing activities; plus (iii) non-recurring public company readiness costs; and (iv) proceeds from partner loans, to reflect only Selina out-of pocket capital expenditures. Free Cash Flow before Debt Service does not include i) repayment of partner loans (including interest payments) and ii) proceeds or repayment of any other loans (including interest payments), convertible loans, or any capital raising costs. Our investors and others are also encouraged to review the related IFRS financial measures and the reconciliation of EBITDA, Adjusted EBITDA and Free Cash Flow before Debt Service to their most directly comparable IFRS financial measures.

Selina Overview

- Selina is a global capital-light **experiential hotel company** built to address the desires of **Millennial and Gen Z travelers**
- We enable travelers to make **real and meaningful** connections with people, places and communities by creating **unique destinations** around the world
- As of January 2024, our portfolio consists of **110 open locations, across 24 countries and 6 continents**
- Selina has significant **growth opportuniti**es within its existing countries and other geographies


STAY

From luxury suites to glamping tents and community rooms, we have something suited for everyone


EAT

Organic, authentic dishes and locally-sourced produce, high-quality nutrition


WORK

Co-working spaces designed for the digital nomads - with an inspirational environment and high-speed WIFI


EXPERIENCE

Music, wellness and local adventures - discover the world beyond Selina's walls!

WE DELIVER A FULL-SERVICE HOSPITALITY EXPERIENCE POWERED BY LOCAL CONTENT AND PROGRAMMING

Transaction & Company Update

- Selina **completed a major transaction** on January 23, 2024, marking a key milestone for the Company
- **Restructured its balance sheet** with equity raise and significant reductions in debt levels and cash obligations
- **Exited 9 underperforming properties** to help stabilize existing portfolio and improve unit economics
- With the closing of the transaction, **management to give full attention to the business, operational improvements, and growth**
- **Strategic collaboration with Osprey** an important aspect to moving forward on the path to profitability

5 Key Components to This Transaction

Following extensive discussions, **comprehensive arrangements have been agreed among Selina, senior noteholders, IDB Invest and Osprey**. These arrangements help to ensure the **continuation of Selina's operations** and bring the company **closer to achieving profitability**

1 Equity Infusion

- **$35.5m of new money**[1]: $28m in committed equity from Osprey + $7.5m funded or to be funded by other investors
- **$12.5m** option from other investors
- **$20.0m** option for Osprey and noteholders
- ➢ **Total potential equity raise is $68.0m** *(including the optional investments)*

2 Debt Reduction

- **Initial debt reduction of $52.3m**
  - $43.6m of existing 2026 convertible exchanged for equity
  - $8.7m equitized from Osprey existing debt
- **$73.8m maximum reduction upon conversion of remaining Osprey notes**
  - $21.6m principal amount remaining Osprey debt convertible at $0.10 per share
- **Maturity of senior notes extended to November 2029**

3 Debt Service Payments Reduction

- The transaction results in a **reduction of ~$21m in** cash outflow in 2024:
  - **$12m cash flow improvement** vs contractual obligations with IDB in 2024 and 2025
  - Changing the interest payment from cash to PIK on the 2029 Notes and the restructuring of the secured convertible notes issued to Osprey in 2023 leads to another **~$9m in annualized cash interest savings**

4 Corporate Restructuring

- Osprey required a **formal restructuring** plan as part of the terms of the transaction
- Selina **already exited 9 properties** which lost approx. $3.5m (Unit-level operating loss) in FY 23
- Additional closures are possible
- Targeting **significant reductions in corporate overheads** going forward through Osprey support
- Will **continue efforts to further reduce rent liabilities** through lease terminations, rent abatements and long-term deferrals

5 Strategic Relationship

- Selina and Osprey have entered a **3-year commercial agreement** for services and benefits, including loyalty tokens, discounts, and access to experiences at Selina in exchange for marketing and promotional services by Osprey

1. $20m funded at closing and additional $8m to be funded in monthly instalments, subject to and following shareholder approval for the issuance of additional shares, with another $7.5m committed from other investors.

Noteholders & IDB Restructuring Summary

Restructuring of the 2026 notes

Item	Pre-Restructuring	Post-Restructuring	Comments
Principal Amount	$132,800,000[1]	$65,412,000 *($23.7m not restructured)*	- 40% reduction in the face value of the principal for participating noteholders - Value represents 82.1% of noteholder participation; does not include Osprey's $14.7m note
Interest rate	6% payable in cash	6% payable in kind (accrued)	- No additional cash payable by the company until maturity
Maturity	November 2026	November 2029	- 3-year maturity extension
Collateral	Unsecured	- ***PIK interest***: senior secured lien on IP, *pari passu* with GUS - ***Principal***: junior lien on IP	Alignment of interests between key shareholder and senior lenders
Board Seats	None	1 Board Member - 2 board advisors	Noteholders also get a Board seat. Board reinforced with representation from key shareholder and senior lenders
Equity Allocation	None	24% of the fully diluted equity[2]	- Pre-restructuring, noteholders had conversion option at $11.50 per share; new 2029 notes do not have conversion option

- As part of the transaction, the 2026 noteholders exchanged ~$43.6m for ~24% of the equity of the Company[2]
- The new 2029 notes of ~$65.4m have an extended maturity date, by 3 years, and retain 6% interest rate, payable fully in kind

What we achieved with IDB Invest

With IDB Invest, we have achieved total of $11.8m CF improvements versus contractual obligations in 2024:

- **$4.4m** principal and **$1.5m** interest (50% of H1 '24 interest) outflow to be covered from IDB Invest's debt service reserve account (DSRA), previously unavailable cash to Selina
- **$2.2m** accrued exit fee due in 2023 and 2024 to be paid in June 2026 (50%) and June 2027 (50%) or potentially paid in equity
- **$1.9m** cash outflow savings in 2024 by not requiring replenishment of DSRA until Q1 '26
- **$1.1m** additional interest payment due for 2023 and 2024 deferred to May 2025, and "Additional Interest" definition changed[3]
- **$0.7m** interest savings by prepaying 2024 principal and paying the December 2023 base interest payment from the DSRA
- No top-up of DSRA required in 2024 and 2025

1. Does not include the $14.7m portion of the unsecured convertible notes owned by Osprey, $4.7m of which was equitized and the remaining $10m of which was converted into a new convertible secured note.
2. Figures do not take into account the dilution from the potential $40m in incremental fundraising and the potential management incentive plan, all of which will dilute all shareholders proportionally.
3. Based on EBITDA less rent costs for the relevant period rather than EBITDA before rent.

Pro Forma Debt Capitalization

	Pre Transaction	Post Transaction	Upon Conversion of the Notes/Optional Investments
$50m Credit Facility due 2027 (IDB)	$48.4	$48.4	$48.4
2026 Notes Restructured from Consenting Holders[1] - (excl. Osprey secured notes)	$123.7	$75.4	$65.4[3]
2026 Notes Outstanding From Non Consenting Holders	$23.8	$23.8	$23.8
Osprey Convertible Notes	$15.6	$11.6	-
Other Loans[2]	$19.1	$19.1	$19.1
Total Debt *(excl. RE Partner Loans)*	**$230.6**	**$178.3**	**$156.7**
Real Estate Partner Loans[2]	$88.8	$88.8	$88.8
Total Debt *(incl. RE Partner Loans)*	**$319.4**	**$267.1**	**$245.5**
PF Cash *(includes secured amount)*	14.5[2]	$50.0	$82.5

← We are working on reducing this number (Real Estate Partner Loans)

Note: reflects only principal amount.

Selina

1. Assumes a 82.1% take-up on the notes restructuring, maturity now extended to November 2029.
2. As of December 31, 2023.
3. Conversion of the $10.0m 2029 secured convertible note issued to Osprey.

Pro Forma Equity Capitalization

	Post Transaction Closing (fully diluted)*		Post Existing Equity Optional Investment**		Post Osprey / Noteholders Optional Investment***	
	Fully Diluted Shares	*Fully Diluted Ownership %*	Fully Diluted Shares	*Fully Diluted Ownership %*	Fully Diluted Shares	*Fully Diluted Ownership %*
Total Osprey holdings	792,010,785	*57.0%*	792,010,785	*50.8%*	935,939,255	*53.2%*
Total New Money holdings[1]	56,504,147	*4.1%*	56,504,147	*3.6%*	56,504,147	*3.2%*
Total Noteholder holdings	308,550,884	*22.2%*	308,550,884	*19.8%*	364,622,415	*20.7%*
Other existing shareholders	231,654,679	*16.7%*	402,535,471	*25.8%*	402,535,471	*22.9%*
Total fully diluted shares outstanding	**1,388,720,495**	***100.0%***	**1,559,601,288**	***100.0%***	**1,759,601,288**	***100.0%***

* assumes exercise of debt and warrants held by Osprey and that all shareholder authorizations are obtained (meeting to be convened in March)
** assumes the full $12.5m optional participation from shareholders
*** assumes full $20.0m optional participation from 2029 noteholders and Osprey

1. Existing shareholders that had invested in the Company as part of the original Osprey investment arrangements or otherwise since January 1, 2023 are entitled to receive additional ordinary shares of the Company to take into account the dilutive impact of the fundraising and liability restructuring transactions.

We Are Executing on our Roadmap Towards Achieving FCF Profitability

Current Situation

Coming out of a period of high growth, we have a wider range from Best to Worst than expected locations - we are focusing on the bottom quartile

Strong brand equity, but potential for improvement in operations and efficiency

FCF Breakeven

We are focusing on 4 key areas:

1. Optimizing our portfolio
2. Improving unit economics
3. Reducing corporate overhead spend
4. Right sizing our capital structure

Long-Term Strategy

Leverage the brand and infrastructure in place to increase revenue generated through new brand holding company

Grow portfolio through management agreements, franchises (leverage brand value) versus leases

The $35.5m of new money is intended to provide us with enough liquidity to help us get to the breakeven point

~2/3+ years

And We Remain Focused on Our Key Initiatives & Milestones

Focus area	Initiatives
1 Portfolio Management	**Close the locations most likely not to ramp to targeted occupancy targets – decision on additional locations to close to be taken in Q1** to limit the negative effect of these in 2024 **Ramp performance in existing portfolio** while maintaining the same fixed costs, maximize rooms inventory for any given location
2 Core unit Economics	**Build more robust marketing infrastructure**: establish clear employee goals and comprehensive distribution channel coverage **Web restructure**: new website infrastructure to improve efficiency and drive revenue **PIT Management:** "Performance Improvement Team" to help oversee the bottom quartile locations **Increase capacity to work with agents**: Build further relationships with travel agents globally **Corporate partnerships:** partner with companies to offer discounts in exchange for marketing within their organizations **F&B partners**: Implement a breakfast initiative with target to increase capture rate from 25% to 50% and restructure F&B partnerships **Continue to increase penetration of bookings through Selina website and app** **Further labor reductions at the hotel level** - and improve employee performance through training and feedback **Experiential packages:** drive revenue through packages, especially in low season/low occupancy locations
3 Corporate Overhead	**Continue right sizing corporate overhead team**; reduce payroll expense and consider outsourcing certain functions **Organizational structure:** empower regional teams to own P&L and have less reliance on centralized corporate teams
4 Liability Management	**Continue lease renegotiations** **Payables:** reduction of payables and agreements with vendors, **limited ability to use funds from the raise towards payables** **Continue to proactively address capital structure** with goal to further reduce debt service costs and bring the total debt service to $15-17m per year, and aim to fully fund the optional $20m equity round ($7.5m committed so far)

Definitions

Management uses a number of operating and financial metrics, including the following key business metrics, to evaluate Selina's business, measure Selina's performance, identify trends affecting Selina's business, formulate financial projections and business plans, and make strategic decisions. Management regularly reviews and may adjust Selina's processes for calculating Selina's internal metrics to improve their accuracy.

We define our **occupancy rate** as the number of beds sold divided by the total number of open beds, over any given period.

Open beds reflects the total number of beds in inventory at opened properties at the end of any given period. As our properties have the ability to convert rooms into different bed configurations, the total number of open beds may fluctuate at any given location over any given period.

Average daily open beds is calculated as the total number of beds in inventory over any given period of time on a daily basis. This metric reflects Selina's daily accommodations capacity and is used in the calculation of occupancy rate.

We define **TRevPOB** as total revenue, excluding Remote Year revenue, for any given property, for any given period, divided by the number of beds sold in that same period. This measure removes the impact of occupancy, as it reflects total revenue on a per occupied bed basis. Changes in this metric reflect the variability in our business arising from our ability to change room and bed configurations based on demand.

We define **TRevPOBs** as total revenue, excluding Remote Year revenue, for any given property, for any given period, divided by the number of bedspaces sold in that same period. The number of bedspaces sold is determined by multiplying the occupancy rate for any given period by the average of the total number of open bedspaces at the beginning and end of that period. This measure removes the impact of occupancy, as it reflects total revenue on a per occupied bedspace basis.

Total revenue per bedspace is calculated as total revenue, excluding Remote Year revenue, for any given property, for any given period, divided by the average of the total number of open bedspaces at the beginning and end of that period. Management views total revenue per bedspace as a useful measure of comparing performance between locations or cohorts over time, as well as providing an indication of future revenue potential as we continue to grow total bedspaces.

The number of **open bedspaces** reflects the total number of bedspaces at opened properties at the end of any given period. Bedspaces is a metric we use to measure the potential sleeping capacity of a given property. It is a static capacity measure, and not one reflecting actual capacity in a given period. Every 5.5m^2 of accommodation (sleeping room) area in a property equals one bedspace. Our rooms are designed to be convertible into different modalities and with distinct bed configurations. We offer "Standard" accommodations with one double bed, "Twins" accommodations with two single beds, "Family" accommodations with space designed to accommodate up to four people, and "Community" accommodations with space designed to accommodate up to eight people. At the discretion of property managers, the double bed in a "Standard" accommodation can be replaced with a bunk bed for eight guests, for example. Accordingly, management views the number of bedspaces, instead of the number of physical beds, as the static measure of property capacity because it avoids potentially misleading fluctuations that would arise from the changing room configurations in any given property.

EBITDA is defined as IFRS net profit (loss) excluding impact of income taxes, net interest expense (finance income and costs), and depreciation and amortization. **Adjusted EBITDA** is defined as EBITDA, excluding (i) non-operating income (expense), such as gain on net monetary position, share of profit/(loss) in associates, other non-operating income / (expense), and income from COVID-related concessions, (ii) impairment losses, (iii) non-cash compensation expense, (iv) non-recurring public company readiness costs, and (v) provision for tax risks that are non-income tax related. By applying IFRS 16, the impact of leases to our profit or loss statements is reflected as "depreciation expense on right-of-use assets" and "interest expense on lease liabilities" included within Finance Costs; the lease accounting does not impact EBITDA.

Free Cash Flow before Debt Service is defined as Operating Cash Flow, minus (i) repayment of lease liabilities; and (ii) net cash used in investing activities; plus (iii) non-recurring public company readiness costs; and (iv) proceeds from partner loans, to reflect only Selina out-of pocket capital expenditures. Free Cash Flow before Debt Service does not include i) repayment of partner loans (including interest payments) and ii) proceeds or repayment of any other loans (including interest payments), convertible loans, or any capital raising costs. Our investors and others are also encouraged to review the related IFRS financial measures and the reconciliation of EBITDA, Adjusted EBITDA and Free Cash Flow before Debt Service to their most directly comparable IFRS financial measures.

Selina